BP 3/5

K 3-5

SECURITIES AND EXCHANGE COMMISSION
Washington

03013367

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PINNACLE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5710 COMMONS PARK DRIVE
(No. and Street)

EAST SYRACUSE (City) NY (State) 13214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL F. RAITE 315-251-1101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FAGLIARONE GROUP CPAs, PC
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET (Address) SYRACUSE (City) NY (State) 13203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 26 2003
618

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL F. RAITE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PINNACLE INVESTMENTS, INC., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

Shirley L. Given #4799500
Notary Public State of New York
Onondaga County
Expires 7/30/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

PINNACLE INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2002

FAGLIARONE GROUP **CPAs**, PC

Fagliarone Group CPAs, PC
650 James Street Syracuse, New York 13203
315 471-2777 tel 315 471-2128 fax www.tfgcpa.com

FAGLIARONE GROUP **CPAs**
A wealth of financial resources

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Pinnacle Investments, Inc.

We have audited the accompanying statement of financial condition of Pinnacle Investments, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Investments, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The schedule of net capital is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fagliarone Group CPAs, PC

February 14, 2003

PINNACLE INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$	46,123
Cash deposited with clearing organization		35,000
Investment securities owned		66,108
Commissions receivable		58,038
Prepaid expenses		11,542
Advances to stockholders		76,000
Cash surrender value – life insurance		10,876
Furnishings and equipment, net of accumulated depreciation		36,356
TOTAL ASSETS	$	340,043

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	6,235
Commissions payable		48,051
		54,286
Subordinated notes payable		250,000
TOTAL LIABILITIES		304,286

STOCKHOLDERS' EQUITY

Common stock, par value $.01, class A, 900,000 shares authorized, 8,800 shares issued and outstanding		88
Common stock, par value $.01, class B non-voting, 1,500,000 shares authorized, 1,248,705 shares issued and outstanding		12,487
Additional paid in capital		496,980
Accumulated deficit		(473,798)
TOTAL STOCKHOLDERS' EQUITY		35,757
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	340,043

See accompanying notes to financial statements.

PINNACLE INVESTMENTS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2002

REVENUES:		
Commissions	$	2,275,347
Interest and dividends		6,097
Other		4,650
TOTAL REVENUES		2,286,094
EXPENSES:		
Commissions, employee compensation and related expenses		1,634,307
General and administrative expenses		703,451
Net realized and unrealized losses on investments		27,420
Interest expense		24,099
Other		19,825
TOTAL EXPENSES		2,409,102
LOSS BEFORE INCOME TAXES		(123,008)
PROVISION FOR INCOME TAXES:		
Currently payable		--
Deferred		--
NET LOSS	$	(123,008)

See accompanying notes to financial statements.

PINNACLE INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2002

	Common Stock Class A		Common Stock Class B		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balances at December 31, 2001	8,800	$ 88	1,098,205	$ 10,982	$ 437,260	$ (350,790)	$ 97,540
Net loss 2002						(123,008)	(123,008)
Class B Common Stock issued			152,500	1,525	69,700		71,225
Purchases and Retirement of Class B Common Stock			(2,000)	(20)	(9,980)		(10,000)
Balances at December 31, 2002	8,800	$ 88	1,248,705	$ 12,487	$ 496,980	$ (473,798)	$ 35,757

See accompanying notes to financial statements.

PINNACLE INVESTMENTS, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Year Ended December 31, 2002

SUBORDINATED BORROWINGS, BEGINNING OF YEAR	$	150,000
Increases (decreases):		
Issuance of subordinated notes		100,000
Repayment of subordinated notes		--
SUBORDINATED BORROWINGS, END OF YEAR	$	250,000

See accompanying notes to financial statements.

PINNACLE INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(123,008)
Adjustments to reconcile net loss to net cash used by operating activities:		
Net realized and unrealized losses on investments		27,420
Amortization of prepaid interest		1,210
Forgiveness of advances to stockholders		13,450
Depreciation		19,911
Loss on disposal of furnishings and equipment		13,756
Stock based compensation		21,225
Changes in operating assets and liabilities:		
Increase in commissions receivable		(10,884)
Increase in prepaid expenses		(11,542)
Decrease in accounts payable		(5,537)
Decrease in commissions payable		(20,049)
NET CASH USED BY OPERATING ACTIVITIES		(74,048)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of investment securities		(23,810)
Proceeds from repayment of advances to stockholder		7,000
Increase in cash surrender value – life insurance		(1,883)
Purchase of furnishings and equipment		(10,773)
NET CASH USED BY INVESTING ACTIVITIES		(29,466)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of margin account borrowings		(9,908)
Proceeds from issuance of subordinated notes payable		100,000
Proceeds from issuance of common stock		50,000
Purchase and retirement of common stock		(10,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		130,092
NET INCREASE IN CASH AND CASH EQUIVALENTS		26,578
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		19,545
CASH AND CASH EQUIVALENTS, END OF YEAR	$	46,123

See accompanying notes to financial statements.

PINNACLE INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

Interest	$ 22,889
Income Taxes	$ --

NONCASH INVESTING AND FINANCING ACTIVITIES:

Forgiveness of advances to stockholders	$ 13,450
Issuance of common stock under restricted stock bonus plan	$ 1,125
Issuance of common stock for services rendered	$ 20,100

See accompanying notes to financial statements.

PINNACLE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pinnacle Investments, Inc. (the "Company") is an introducing broker-dealer primarily engaged in brokerage and investment advisory services in the Central New York area. The Company uses National Financial Services Corporation (NFSC) to carry customer accounts and clear transactions. The Company, a New York corporation, is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Revenue Recognition

The Company generates commission revenue as securities transactions are placed for customers accounts. Commissions and related clearing expenses are recorded on a trade-date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Cash Deposited with Clearing Organization

The Company is required by NFSC to maintain an escrow account in the amount of $35,000, which is deposited in an account at NFSC. If the agreement between the Company and NFSC is terminated for any reason, NFSC may deduct from the escrow account any amounts the Company owes NFSC due to failure to meet any of its obligations under the agreement.

Investment Securities Owned

Investment securities are recorded at market value consistent with accounting practices followed by broker-dealers. Unrealized gains and losses are included in earnings.

Furnishings and Equipment

Furnishings and equipment are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the items, ranging from 5 to 10 years. Maintenance and repairs are charged to expense as incurred. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

NOTE A – (Continued)

Concentrations of Credit Risk

As a securities broker - dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance by these customers and NFSC in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform its obligations under contractual terms and collateral held, if any, was deemed insufficient.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, NFSC extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with NFSC. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and NFSC's internal margin requirements. When a transaction is carried out on a cash basis, the Company is responsible for the failure of a customer to deliver securities sold or to make payments for securities purchased. The Company collects information when an account is opened that it deems sufficient to show that a customer can satisfy its obligations.

The Company has cash balances with a financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash balances are also maintained with investment companies that are not insured by the FDIC. Uninsured balances approximated $94,693 at December 31, 2002.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial reporting basis and income tax basis of commissions payable, investment securities and furnishings and equipment. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred income taxes are recorded using currently enacted income tax rates applicable to the period in which the deferred tax asset or liability is expected to be realized or settled. As changes in tax laws are enacted, deferred income taxes are adjusted through the provision for income taxes in the year of the change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – INVESTMENT SECURITIES OWNED

Investments consist of the following at December 31, 2002:

Equity mutual funds	$	38,738
Common stocks		27,370
	$	66,108

NOTE C – ADVANCES TO STOCKHOLDERS

Advances to stockholders consist of loans made to shareholders payable in ten equal payments commencing on the anniversary date of the note. In the event that the borrower resigns from the employ of the Company or is terminated for any reason, the balance of the loan will become immediately due and payable, together with interest accruing from the date of the note at the Federal short-term rate. If the borrower is employed as a full time employee of the Company on the date each annual payment is due, the payment and related interest due will be forgiven. The balance of these loans at December 31, 2002 was $76,000.

NOTE D – FURNISHINGS AND EQUIPMENT

Furnishings and equipment consist of the following at December 31, 2002:

Furnishings	$	16,109
Office equipment		72,810
		88,919
Less: accumulated depreciation		(52,563)
	$	36,356

The Company leases its office facilities and vehicles under agreements accounted for as operating leases. Rent expense was $88,997 in 2002.

Future minimum rental payments required under operating leases that have remaining noncancelable lease terms in excess of one year are as follows:

2003	$	119,680
2004		119,948
2005		114,872
2006		107,026
2007		100,892
Total minimum payments required	$	562,418

The Company leased its main office facility from an individual related to a stockholder through May 31, 2002. Rental payments under the lease were $15,000 in 2002.

NOTE E – SUBORDINATED NOTES PAYABLE

Subordinated notes bear interest at 9% and consist of the following at December 31, 2002:

Due July 31, 2005	$	150,000
Due August 15, 2005		50,000
Due December 31, 2005		50,000
	$	250,000

The subordinated notes payable are due to individuals, are unsecured and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE F – MARGIN ACCOUNT BORROWINGS

The Company has a margin account with National Financial Services, LLC secured by investment securities. There were no borrowings on the account at December 31, 2002.

NOTE G – STOCKHOLDERS' EQUITY

The Company has a restricted stock bonus plan. Any employee of the Company is eligible to receive an allocation of bonus shares under the plan. The shares allocated to employees are restricted under the plan and shall not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of unless first, by written notice, the shares have been offered to the Company for repurchase at a price equal to the par value of the shares. During 2002, 112,500 class B common stock shares were issued to employees under the plan. At December 31, 2002, there were 749 shares of class A common stock and 286,651 shares of class B non-voting common stock outstanding under the plan.

Under an agreement between the two major stockholders of class A common stock, the Company is required to redeem the shares of either of the stockholders in the event of death, disability, retirement or separation as defined in the agreement. The purchase price for these shares is book value adjusted as defined in the agreement. The Company has life insurance policies on each of the shareholders, which will be used to fund a portion of the purchase price in the event of death.

NOTE H – RETIREMENT PLAN

The Company has a defined contribution profit sharing plan (the "Plan") which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan requires the employee to complete one year of service and attain the age of 21. Under the provisions of the Plan, each participant may contribute up to 15% of their compensation, on a pre-tax basis, not to exceed the maximum amount allowed under section 401(k) of the Internal Revenue Code. The employer matching is discretionary under the 401(k) provision and is determined annually by the Board of Directors. In addition, the Company can make additional contributions to the profit sharing trust fund annually at the discretion of the Board of Directors. The Board of Directors elected to make no matching or profit sharing contribution for the year ended December 31, 2002.

NOTE I – INCOME TAXES

There was no provision for income taxes in 2002 due to the net loss.

The components of net deferred income taxes are as follows at December 31, 2002:

Deferred tax assets	$	35,670
Deferred tax liabilities		(8,564)
Deferred tax valuation allowance		(27,106)
	$	--

The Company has net operating loss carryforwards of approximately $66,000 at December 31, 2002 which expire in 2019 to 2022.

The Company has established a valuation allowance against the future benefit of net operating losses and net temporary deductible differences, which may expire before being utilized.

NOTE J – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2002, the Company had net capital of $136,433, which was $36,433 in excess of its required net capital of $100,000. The Company's net capital ratio was .4 to 1.

SUPPLEMENTARY INFORMATION

PINNACLE INVESTMENTS, INC.
SCHEDULE OF NET CAPITAL
December 31, 2002

Total stockholders' equity	$ 35,757
Liabilities subordinated to claims of general creditors allowable in computation of net capital	250,000
Total capital and allowable subordinated liabilities	285,757
Non-allowable assets deductions and/or charges:	
Furnishings and equipment	36,356
Advances to stockholders	76,000
Prepaid expenses	11,542
Cash surrender value – life insurance	10,876
Other receivables	3,670
Total deductions and/or charges	138,444
Haircuts on securities (computed, where applicable, pursuant to rule 15c30-1(f):	
Money market accounts	964
Investment securities	9,916
Total haircuts	10,880
NET CAPITAL	$ 136,433
Total liabilities per statement of financial condition	$ 304,286
Less: Subordinated debt	250,000
Aggregate indebtedness	$ 54,286
Computation of basic capital requirement:	
Minimum net capital requirement (6-2/3% of 54,286)	3,619
Minimum dollar requirement	100,000
Net capital requirement (the greater of the above amounts)	$ 100,000
Excess net capital	$ 36,433
Excess net capital at 1000%	$ 130,798
Ratio – Aggregate indebtedness to net capital	.4 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 128,658
Audit adjustments (net)	7,775
NET CAPITAL	$ 136,433

Fagliarone Group CPAs, PC
650 James Street Syracuse, New York 13203
315 471-2777 tel 315 471-2128 fax www.tfgcpa.com

FAGLIARONE GROUP **CPAs**
A wealth of financial resources

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROLS REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Pinnacle Investments, Inc.

In planning and performing our audit of the financial statements of Pinnacle Investments, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Fagliarone Group CPAs, PC

February 14, 2003

FORM
SIPC-4
(15-REV.12/02)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15TH STREET N.W., STE. 800, WASHINGTON, D.C. 20005-2215
2003 GENERAL ASSESSMENT PAYMENT FORM
(SEE INSTRUCTIONS ON MEMBER'S COPY)

1. NAME OF BROKER-DEALER, ADDRESS OF PRINCIPAL PLACE OF BUSINESS, 1934 ACT REGISTRATION NUMBER AND MONTH IN WHICH FISCAL YEAR ENDS (IF INFORMATION SHOWN BELOW REQUIRES CORRECTION, PLEASE SO INDICATE ON THE FORM FILED)

2. ASSESSSMENT	**$150.00**
3. LESS PRIOR YEAR OVERPAYMENT	(________)
4. INTEREST ON LATE PAYMENT FOR ______ DAYS AT 20% PER ANNUM	______
5. BALANCE DUE CHECK ENCLOSED	$150.00

Daniel F Raite
AUTHORIZED SIGNATURE/TITLE

2/21/03
DATE

MEMBER'S COPY